AuRico Reports 2013 Reserve & Resource Update

Toronto: March 3, 2014: AuRico Gold Inc. (TSX: AUQ) (NYSE: AUQ), (“AuRico” or the “Company”) today reported its updated Reserves and Resources, as at December 31, 2013. (Detailed Mineral Reserve and Resource tables can be found at the end of this press release)

Mineral Reserves and Resources

Reserve Highlights

As at December 31, 2013, the Company is reporting:

  Proven and Probable Mineral Gold Reserves of 6.5 million gold ounces, a 0.29 million ounce decrease from 2012, primarily related to depletion in the El Chanate and Young-Davidson open pits.

  At the Young-Davidson mine underground reserves increased by 1%, with grades remaining consistent with 2012, while overall reserves decreased by 3%, primarily due to depletion in the open pit.

  Reserves decreased by 15% at the El Chanate mine, primarily related to depletion, while reserve grades increased by 5%.

Gold Reserves by asset are summarized in the table below:

Proven and Probable Mineral Reserves[1]
	Gold ounces (000’s)			g/t
December 31	2013	2012	Change (%)	2013	2012	Change (%)
Young-Davidson	3,696	3,804	(3%)	2.66	2.60	2%
Underground	3,556	3,534	1%	2.81	2.82	0%
Open Pit	140	271	(48%)	1.10	1.31	(16%)
El Chanate	1,023	1,204	(15%)	0.70	0.67	5%
Kemess Underground	1,805	1,805	0%	0.56	0.56	0%
Total	6,524	6,813	(4%)	1.07	1.05	2%
1. Detailed mineral reserve and mineral resource tables follow at the end of this press release.

In addition to gold reserves, the Company is also reporting copper reserves of:

  619 million pounds at the Kemess Underground Project at a reserve grade of 0.28%, using a copper price of $3.00 per pound.

“The Company remained focused on improving the quality of our reserve base by using more conservative metal price assumptions at our operating assets to ensure our reserve base is comprised of quality, high margin ounces,” stated Scott Perry, President and Chief Executive Officer. He continued, “We are particularly encouraged with reserves reported from the Young-Davidson underground mine, which remained consistent with the prior year, even when using a conservative $1,250 per ounce gold price assumption. This demonstrates the quality of the Young-Davidson underground ore body and provides further confirmation of this robust deposit for low cost, long life, ounces.”

As at December 31, 2013 the Company is also reporting the following mineral resources, which are in addition to reserves:

  Measured and Indicated gold resources of 2.5 million gold ounces, at a grade of 0.88 g/t; and

  Inferred gold resources of 0.5 million gold ounces, at a grade of 1.02 g/t.

Gold mineral resources by asset are summarized in the table below:

Gold Resources (in thousands of gold ounces)[1]
December 31, 2013	Measured & Indicated	Inferred
Young-Davidson	1,516	324
Underground	1,484	323
Open Pit	32	1
El Chanate	49	14
Kemess Underground	854	125
Orion (50%)	65	10
Total	2,484	472
1. Detailed mineral reserve and mineral resource tables follow at the end of this press release.

The Company is also reporting by-product mineral resources:

Indicated by-product resources including:

5.5 million silver ounces from the Orion Project (50% basis) at a grade of 309 g/t; and

346 million pounds of copper from the Kemess Underground Project at a grade of 0.24%; and

Inferred by-product resources including:

275,000 ounces of silver from the Orion Project (50% basis) at a grade of 95 g/t; and

46 million pounds of copper from the Kemess Underground Project at a grade of 0.21%.

Chris Bostwick, Senior Vice President, Technical Services for AuRico Gold Inc. has reviewed the scientific and technical information contained within this press release and serves as the Qualified Person as defined by National Instrument 43-101.

Reserves and Resources (as of December 31, 2013)

Mineral Reserve Estimates - Gold
			Tonnes	Grade	Ounces
		Category	(000's)	(g/t)	(000's)
Young-Davidson	Surface	Proven	3,298	1.01	107
		Probable	686	1.52	33
		P&P	3,984	1.10	140
	Underground	Proven	10,626	2.90	990
		Probable	28,669	2.78	2,566
		P&P	39,296	2.81	3,556
	Total	P&P	43,280	2.66	3,696
El Chanate		Proven	29,223	0.72	676
		Probable	16,115	0.67	346
	Total	P&P	45,337	0.70	1,023
Kemess Underground		Proven	-	-	-
		Probable	100,373	0.56	1,805
	Total	P&P	100,373	0.56	1,805
AuRico Total		P&P	188,990	1.07	6,524

Mineral Resource Estimates - Gold
			Tonnes	Grade	Ounces
		Category	(000's)	(g/t)	(000's)
Young-Davidson	Surface	Measured	233	0.96	7
		Indicated	535	1.41	24
		M&I	769	1.28	32
	Underground	Measured	5,300	2.95	504
		Indicated	11,659	2.62	981
		M&I	16,960	2.72	1,484
	Total	M&I	17,729	2.66	1,516
	Surface	Inferred	31	0.99	1
	Underground	Inferred	3,689	2.72	323
	Total	Inferred	3,720	2.71	324
El Chanate		Measured	2,158	0.31	22
		Indicated	2,129	0.40	27
	Total	M&I	4,287	0.36	49
		Inferred	579	0.75	14
Kemess Underground		Measured	-	-	-
		Indicated	65,432	0.41	854
	Total	M&I	65,432	0.41	854
		Inferred	9,969	0.39	125
Orion (50%)		Measured	-	-	-
		Indicated	554	3.66	65
	Total	M&I	554	3.66	65
		Inferred	91	3.33	10
AuRico Total		M&I	88,001	0.88	2,484
		Inferred	14,357	1.02	472

Mineral Reserve and Resource Estimates - Copper and Silver
				Grade	Contained Metal
		Tonnes	Ag	Cu	Ag	Cu
	Category	(000's)	(g/t)	(%)	(000's) oz	(000's) lbs
Kemess Underground	Probable Reserves	100,373	2.0	0.28	6,608	619,151
	Indicated Resources	65,432	1.8	0.24	3,811	346,546
	Inferred Resources	9,969	1.6	0.21	503	46,101
Orion (50%)	Indicated Resources	554	309	-	5,503	-
	Inferred Resources	91	95	-	275	-

Notes to Mineral Reserve and Resource tables:

Mineral Reserves and Resources have been stated as at December 31, 2013.
Mineral Resources are exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
El Chanate and Young-Davidson assumed a gold price of $1,250 per ounce for reserves and $1,450 per ounce for resources.

Kemess Underground assumed a gold price of $1,300 per ounce, a silver price of $23.00 per ounce for silver, and a copper price of $3.00 per pound for reserves. Kemess assumed a $13.00 NSR cutoff for resources.

Orion assumed a gold price of $850 per ounce and a silver price of $13.00 per ounce for resources.
Mineral Reserves assume the following cutoff grades and process recoveries:
Young-Davidson – Surface: 0.50 gpt cutoff, 91% mill recovery
Young-Davidson – Underground: 2.05 gpt cutoff, 91% mill recovery
El Chanate: 0.15 gpt cutoff, 30%-65% leach recovery
Kemess Underground: $15 NSR cutoff, mill recovery of 72% for gold and 91% for copper

Reserves have been reported in accordance with NI 43-101, as required by Canadian securities regulatory authorities. In addition, while the terms “Measured”, “Indicated and “Inferred” Mineral Resources are required pursuant to NI 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC, and mineral resource information contained herein is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the SEC. Investors should understand that “Inferred” Mineral Resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, investors are cautioned not to assume that any part or all of AuRico’s Mineral Resources constitute or will be converted into Reserves.

Orion Mineral Resources are reflected on a 50% basis. Following the completion of a joint venture agreement, Minera Frisco, S.A.B. de C.V. will have a 50% interest in the Orion project.
Mineral Reserve and Resource tonnage and contained metal have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding.

Mineral Resources were prepared under the supervision of Jeffrey Volk, CPG, FAusIMM, the Director of Reserves and Resources, for AuRico Gold Inc. Mineral Reserves were prepared under the supervision of Chris Bostwick, FAusIMM, the Senior Vice President Technical Services, for AuRico Gold Inc. Both Messrs Volk and Bostwick are “Qualified Persons” as defined by National Instrument 43-101.

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with mines and projects in North America that have solid production growth and exploration potential. The Company is focused on its core operations including the Young-Davidson gold mine in northern Ontario and the El Chanate mine in Sonora State, Mexico. AuRico’s project pipeline also includes advanced development opportunities in Canada and Mexico. AuRico’s head office is located in Toronto, Ontario, Canada.

For further information please visit the AuRico Gold website at www.auricogold.com or contact:

Scott Perry	Anne Day
President and Chief Executive Officer	Vice President, Investor Relations and Communications
AuRico Gold Inc.	AuRico Gold Inc.
1-647-260-8880	1-647-260-8880

Cautionary Statement

This press release contains forward-looking statements and forward-looking information as defined under Canadian and U.S. securities laws. All statements, other than statements of historical fact, are forward-looking statements. The words "expect", "believe", "anticipate", "will", "intend", "estimate", "forecast", "budget" and similar expressions identify forward-looking statements. Forward-looking statements include information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans, projected cash flows or capital expenditures, cost estimates, projected exploration results, reserve and resource estimates and other statements that express management’s expectations or estimates of future performance.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, including: uncertainty of production and cost estimates; fluctuations in the price of gold and foreign exchange rates; the uncertainty of replacing depleted reserves; the risk that the Young-Davidson shaft will not 9perform as planned; the risk that mining operations do not meet expectations; the risk that projects will not be developed accordingly to budgets or timelines, changes in laws in Canada, Mexico and other jurisdictions in which the Company may carry on business; risks of obtaining necessary licenses, permits or approvals for operations or projects such as Kemess; disputes over title to properties; the speculative nature of mineral exploration and development; risks related to aboriginal title claims; compliance risks with respect to current and future environmental regulations; disruptions affecting operations; opportunities that may be pursued by the Company; employee relations; availability and costs of mining inputs and labor; the ability to secure capital to execute business plans; volatility of the Company’s share price; continuation of the dividend and dividend reinvestment plan; the effect of future financings; litigation; risk of loss due to sabotage and civil disturbances; the values of assets and liabilities based on projected future cash flows; risks arising from derivative instruments or the absence of hedging; adequacy of internal control over financial reporting; changes in credit rating; and the impact of inflation. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained herein. Such statements are based on a number of assumptions which may prove to be incorrect, including assumptions about: business and economic conditions; commodity prices and the price of key inputs such as labour, fuel and electricity; credit market conditions and conditions in financial markets generally; revenue and cash flow estimates, production levels, development schedules and the associated costs; ability to procure equipment and supplies and on a timely basis; the timing of the receipt of permits and other approvals for projects and operations; the ability to attract and retain skilled employees and contractors for the operations; the accuracy of reserve and resource estimates; the impact of changes in currency exchange rates on costs and results; interest rates; taxation; and ongoing relations with employees and business partners. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

Cautionary Note to U.S. Investors Concerning Measured, Indicated and Inferred Resources

This press release uses the terms "measured," "indicated" and "inferred” resources. We advise investors that while those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred” resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

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